Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Industrial Income Trust Inc.:

We consent to the use of our reports dated March 9, 2012, with respect to the consolidated balance sheets of Industrial Income Trust Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for the years ended December 31, 2011 and 2010 and the period from Inception (May 19, 2009) to December 31, 2009 and the related financial statement schedule, Schedule III – Real Estate and Accumulated Depreciation, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

April 10, 2012